PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **1st Discount Brokerage, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8927 Hypoluxo Road, Suite A5
                              (No. and Street)

Lake Worth	**Florida**	**33467**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aileen Gallagher	**561-515-3220**	**aileen@1db.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
                              (Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Aileen Gallagher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1st Discount Brokerage, Inc, as of 12/31, 2 25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD T DANCA
Notary Public - State of Florida
Commission # HH 479449
My Comm. Expires Jan 24, 2028

Signature: [signature]

Title:
FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of 1st Discount Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 1st Discount Brokerage, Inc.'s management. Our responsibility is to express an opinion on 1st Discount Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1st Discount Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as 1st Discount Brokerage, Inc.'s auditor since 2012.

Maitland, Florida

April 13, 2026

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

Assets

Cash and cash equivalents	282,683
Clearing deposits with clearing brokers	250,519
Due from clearing broker and commissions receivable	173,879
Accounts receivable	75,664
Prepaid expenses and other current assets	13,218
Securities purchased, not yet sold	9,971
Property and equipment, net of depreciation/amortization of $108,862	31,576
Deposits-Rent	9,000
Deferred Tax Asset, net of valuation allowance of $463,050	-
Right of lease asset	21,745
	868,255

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	104,713
Securities sold, not yet purchased	50
Accounts payable	144,928
Accrued expenses	75,577
Operating lease liability	21,745
Total liabilities	347,013
Stockholder's equity:	
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings (deficit)	(801,254)
Total stockholder's equity	521,242
	868,255

The accompanying notes are an integral part of these financial statements.

1st DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company"), (a wholly-owned subsidiary of 1DB Financial, Inc.) was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission, an SEC registered RIA, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of 1 DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in Lake Worth, Florida and the Company operates independent branch offices throughout the United States. The Company's main sources of revenue are derived from securities brokerage transactions and fees as an SEC-registered investment advisor. The Company is an introducing broker-dealer and clears its trades through Apex Clearing Corporation (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers - Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum clearing deposit of $250,000, based on the Company having only U.S. customers and executing trades exclusively through Apex Clearing. At December 31, 2025, the Company had $250,519 in the clearing deposit account, the difference representing earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable - Due from clearing broker and commissions receivable represent monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.

Revenue Recognition – Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly, which is when the Company believes its performance obligation has been satisfied. There were no unsatisfied performance obligations as of December 31, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Digital advisory fees are received quarterly in arrears. Freedom Account fees are deferred when received, monthly or quarterly in advance; 12b-1 fees are recognized as revenue as they relate specifically to the period in which services are provided. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled and based on trade date. Service is fulfilled for mutual funds when the application is received. Variable annuities and insurance are fulfilled when accepted/approved by insurance companies. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Admin Fees – Customer fees that are recorded when the performance obligation is completed. Fees for IRA, trust and estate accounts are charged once a year. Inactivity fees are charged to non-retirement accounts that had no activity for the past 12 months unless certain conditions have been met, annually in July. ACAT transfer, paper mailing fees and account termination fees are charged when completed.

My CFO Fees – Includes fees for accounting and administrative support services and are recognized when all performance obligations have been satisfied.

Other Income – Other income consists of miscellaneous items including IFC fees and order flow rebates and is recognized when all performance obligations are satisfied.

Riskless Principal Transactions – The Company engages in riskless principal trading and recognizes revenue on the trade date, as that is when the Company believes all performance obligations have been satisfied.

Income taxes - The Company and its Parent are included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years except as described in Note 6.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management assesses the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations, to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets.

It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the company for 2024, 2023, and 2022 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Fair value of financial instruments - All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. See Note 4 for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – Accounts receivable represent short-term commissions due from mutual fund companies, insurance carriers and other product sponsors, and are collected shortly after being recorded.

Based on management's evaluation of historical loss experience, current conditions, and the creditworthiness of its counterparties, no allowance for credit losses is necessary on December 31, 2025.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices with its Parent. The Company pays all its own expenses; the Parent is not responsible for any of the Company expenses.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

		Fair Value Measurement at Reporting Date Using Description		
	12/31/2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold (Mortgage-Backed Securities)	$ 4,136	$	$ 4,136	$
Securities owned, not yet sold (Corporate Bonds)	$ 1,970	$	$ 1,970	$
Securities owned, not yet sold (Equity)	$ 3,865	$	$	$ 3,865
PNC Money Market	$ 8,050	$ 8,050	$	$
Total	$ 18,021	$ 8,050	$ 6,106	$ 3,865

4. FAIR VALUE MEASUREMENT (continued)

There were no transfers between Level 1, 2 and 3 during the year ended December 31, 2025.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2025:

Equipment, furniture and software	53,358
Leasehold improvements	35,881
Internet Set-Up and Other	21,199
Website Development	30,000
Less: Accumulated depreciation/amortization	(108,862)
	$ 31,576

Depreciation/Amortization expense was $9,262 for the year ended December 31, 2025.

6. INCOME TAX EXPENSE/BENEFIT

The provision for income taxes is comprised of the following:

Current federal	$0
Current state	$0
Deferred federal	$0
Deferred state	$0

As of December 31, 2025 the company has operating loss carryforwards of approximately $2,205,000 for tax purposes, which will be available to offset future taxable income. If not used these carryforwards will begin to expire in 2030. Management continues to believe that it is more likely than not that the benefit from these net operating loss carryforwards will not be realized.

Significant components of the Company's deferred tax assets are as follows:

Net operating loss carryforward	$2,205,000
Tax rate	21%
Deferred tax asset	$463,050
Valuation allowance	(463,050)
Net deferred tax asset	-0-

6. INCOME TAX EXPENSE/BENEFIT (continued)

The Company is a member of a tax group that files a consolidated tax return and uses the separate return method to allocate the consolidated amount of current and deferred tax expense among the group members. Under the separate return method, the Company is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the parent. Thus, it is possible that the Company could recognize a loss or credit carryforward, even though there is no carryforward on a consolidated basis. Additionally, when the tax law in the jurisdiction provides for the carryback of losses, the Company could reflect the carryback of a current year loss against prior taxable income even though the consolidated group had losses. As of December 31, 2025, the Company does not have any amounts due from or due to its parent as a result of income taxes.

7. BROKER DEALER – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, principal transactions, registered investment advisory, digital advisory, and financial planning. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. COMMITMENTS AND CONTINGENCIES

The Company has obligations as a lessee for office space for which it adopted ASU2016-02, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of December 31, 2025 were as follows:
Operating Leases:

Operating lease ROU assets	$21,745
Operating lease liabilities	$21,745

Incremental Discount Rate of 3.75%

8. COMMITMENTS AND CONTINGENCIES (continued)

On January 5, 2010, the Company entered into a lease for its administrative offices effective April 2010. The lease was for a term of five (5) years and the space totals 1,440 square feet. In March 2015 the lease was renewed for an additional 3 years and upon expiration renewed for an additional 5 years terminating April 30, 2023. In April 2020, Publix forgave rental payments from April 1, 2020 through May 31, 2020 and extended the lease through June 30, 2023. The lease was then amended to include an additional three years expiring on June 30, 2026. The annual base rent for the first year beginning 7/1/2023 was $41,441.09. Thereafter, the annual base rate increased by 3% over the base year for the immediately preceding year. Operating expenses are charged in addition to the base rent.

Rent expense, including storage expense, for the year ended December 31, 2025 was $72,130.

Minimum basic rent payment inclusive of sales tax, excluding operating/common area maintenance, for the remaining lease year is as follows:

2026 $21,982

The Company maintains cash balances at a large national bank, which is insured by the Federal Deposit Insurance Corporation up to $250,000. The balances may exceed that amount at any time. However, management does not believe the money to be at risk.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash) by the Securities Investor Protection Corporation. The balances may exceed these amounts at any given time, but management believes the money to not be at risk.

The Company does not have any additional commitments, contingencies, or guarantees that are not disclosed.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. December 31, 2025, margin accounts guaranteed by the Company were not material.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally one business day. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

10. CREDIT LOSSSES

The Company follows ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $55,127 and $75,664 respectively, and receivables from the clearing firm as of December 31, 2024 and 2025 of $276,078 and $173,879 respectively.

11. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under SEA Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness ($325,218 at December 31, 2025) or $100,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2025, the net capital, as computed, was $384,608. Consequently, the Company had excess net capital of $284,608. At December 31, 2025, the percentage of aggregate indebtedness to net capital was approximately 84.6% versus an allowable percentage of 1500%.

12. RECONCILIATION OF NET CAPITAL

There were no differences in the net capital computation shown on the Company's December 31, 2025 Form X-17A-5 Part IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

13. SUBSEQUENT EVENTS

In preparing these financial statements, the Management of the Company has evaluated events and transactions through the date the financial statements were available to be issued and there are no events or transactions requiring disclosure or recognition.